GENCO SHIPPING & TRADING LIMITED
299 Park Avenue, 12th Floor
New York, New York  10171

September 2, 2015

VIA EDGAR AND U.S. MAIL

Ms. Melissa Raminpour
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Genco Shipping & Trading Limited
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
Form 10-K/A for the Year Ended December 31, 2014
Filed April 30, 2015
File No. 001-33393

Dear Ms. Raminpour:

We are in receipt of your letter dated August 24, 2015 (the “Comment Letter”) to the undersigned with respect to the above-referenced  Form 10-K and Form 10-K/A for the year ended December 31, 2014.  As discussed with Melissa Gilmore on September 2, 2015, we anticipate responding to the Comment Letter by September 18, 2015.

If you have any questions regarding the above, please feel free to contact me at (646) 443-8550.

Sincerely,

/s/ John C. Wobensmith

John C. Wobensmith
President